March 10, 2020

Noah Glass
Chief Executive Officer
Olo Inc.
285 Fulton Street
One World Trade Center, 82nd Floor
New York, New York 10007

       Re: Olo Inc.
           Draft Registration Statement on Form S-1
           Submitted on February 12, 2020
           CIK No. 0001431695

Dear Mr. Glass:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted February 12, 2020

Overview, page 1

1. Please revise to describe how you define a restaurant brand customer and clarify whether each of these customers holds a separate contract with you, or whether multiple brands may fall under the common control of a single parent organization who holds the contract.
       In addition, please revise to clarify how many of your customers are active customers as well as how you define active customers. Please also disclose the percentage of your revenue generated by your ten largest customers in 2019.
2. Please disclose the percentage of your customers which are enterprise brand customers.
       Please also clarify if your disclosure here means that 99% of such customers have
 Noah Glass
FirstName LastNameNoah Glass
Olo Inc.
Comapany2020
March 10, NameOlo Inc.
Page 2
March 10, 2020 Page 2
FirstName LastName
         continued using Olo since first entering into a contract with the company. Please also disclose similar renewal rate information for your non-enterprise brand customers.
3. We note your statements that your customers rely on you to increase digital and in-store sales, and that such customers' success in increasing digital sales volumes are the best reflection of the value of your platform. Please tell us why you believe that increases in digital sales are a result of the use of your platform, as opposed to other economic or industry forces such as the growing consumer demand for convenience and off-premise consumption.
Our Platform, page 7

4. We note that you define the acronym API on page 1. Please revise the second paragraph of this section to explain what an API is in terms that are readily understandable to investors. Please also disclose in your Business section the process by which APIs integrate across the restaurant ecosystem or otherwise unify disparate technologies, and the limits of your integration capabilities. In addition, please describe the steps that your clients must take to integrate your platform into their systems, including technical expertise or third-party assistance that is required and any on-going maintenance responsibilities.
Risk Factors
Security breaches, denial of service attacks, or other hacking..., page 25

5.       We note your cybersecurity risk factor disclosure on pages 25 through
29. To the extent
         cybersecurity risks are material to your business, please disclose the nature of the board's role in overseeing the company's cybersecurity risk management, the manner in which the board administers this oversight function, and any effect this has on the board's leadership structure.
We currently generate significant revenue from our largest customers..., page
30

6. Please generally disclose any material changes in the make-up of your largest customers in recent years. Please also disclose the length of time such customers have used your platform.
We rely upon Amazon Web Services and other infrastructure..., page 33

7. Please disclose the amount of your minimum spending commitment under your agreement with Amazon Web Services. Please also disclose the amount that would be forfeited if you were to terminate the agreement.
Key Factors Affecting Our Performance, page 68

8. We note your disclosure of digital same-store sales for December 31, 2019 as compared to
         December 31, 2018. It appears that you calculate this metric by comparing GMV for one location across both periods. Please clarify whether 44% represents the average digital
 Noah Glass
Olo Inc.
March 10, 2020
Page 3
         same-store sales for all active locations during the relevant time period, and please also explain how you calculate GMV. Please quantify the same-store sales for additional periods so that investors are aware of changes in this metric over relevant periods. Revise your disclosure to indicate how you use this metric in managing or monitoring the performance of the company, and explain specifically how digital same-store sales growth enables you to generate additional transaction revenue. In particular, we note on page 70 that you indicate that your transaction revenue is primarily from your Rails and Dispatch modules.
Credit Facility, page 77

9. While you have disclosed the formula used to calculate the amount available to you under the credit facility, please also specify the amount available as of the most recent practicable date.
10. Please revise the second-to-last sentence in the second paragraph of this section to disclose the minimum EBITDA and minimum revenue covenants contained in the credit facility.
Letter from Noah Glass, Founder and CEO, page 86

11. Please balance the stated goals in this letter with the risks and obstacles you face. For example, please disclose that you have incurred significant losses since inception and have a substantial accumulated deficit. Please also provide us with support for your statement that "Olo's success helps to preserve the 15 million jobs that the restaurant industry now represents and the families that depend on those paychecks." Please also remove the statement that "[i]f you believe that consumers like restaurant food and e-commerce, you should believe in Olo's ongoing success" or revise it to remove any suggestion that the company's success is guaranteed and investing in this offering is risk-free.
Our Customers, page 102

12. Please provide the basis for your statement that approximately 50% of publicly traded and marquee private restaurant brands choose your platform.
Principal Stockholders, page 135
FirstName LastNameNoah Glass
13. Please disclose the natural person(s) possessing investment and/or voting power over the
Comapany NameOlo Inc. Raine Group, RRE Ventures, Raqtinda Investments, Staley
       shares held by The
March Capital, PayPal, and Battery Ventures.
       10, 2020 Page 3
FirstName LastName
 Noah Glass
FirstName LastNameNoah Glass
Olo Inc.
Comapany2020
March 10, NameOlo Inc.
Page 4
March 10, 2020 Page 4
FirstName LastName
Financial Statements
Note 2. Significant Accounting Policies
Deferred Contract Costs, page F-9

14. You disclose the amortization period used for commissions paid on renewals of a contract. Please disclose in greater detail the amortization period used for incremental costs capitalized related to obtaining a new contract. Refer to ASC 340-40-50-2 and paragraph BC309 of Revenue Recognition Transition Resource Group Memo No. 23.
       You may contact Angela Lumley at (202) 551-3398 or Rufus Decker at (202) 551-3769 if
you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Erin Jaskot at (202) 551-3442 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Nicole Brookshire, Esq.